EXHIBIT 99.1

Leading Independent Advisory Firm, Glass Lewis, Recommends Crescent Point Shareholders Vote for All Management Nominees and Warns About Cation’s “Decidedly Vague Plan”

Shareholders are reminded to vote their WHITE proxy before Wednesday, May 2, 2018 at 10:00 a.m. (MDT).

CALGARY, Alberta, April 24, 2018 (GLOBE NEWSWIRE) -- Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX:CPG) (NYSE:CPG) is pleased to announce that leading independent proxy advisory firm, Glass Lewis & Co. ("Glass Lewis"), has recommended that shareholders vote FOR all of Crescent Point’s director nominees using only the Company’s WHITE proxy prior to the its Annual General Meeting (“AGM”) on May 4, 2018.

In reaching its recommendation, Glass Lewis stated the following:

“The Company’s current directors appear to us to have made concerted efforts in recent periods to actively engage with its shareholders and address various relevant issues facing the Company, well before the Dissident launched this seemingly-rushed activist campaign.”

“…we believe that the Dissident’s plan is decidedly vague and bereft of any meaningful substance.”

“…we believe that the Dissident has presented shareholders with a slate of nominees and a plan for the Company that, taken together, strains credibility.”

“Cation was seemingly formed by Mr. Edmonstone, a former investment banker who most recently served as Deputy Head of Global Oil & Gas at the Macquarie Group, just a little over a week before the initiation of this proxy contest. Having only recently obtained its less than 1% stake in the Company, Cation is hoping that its last-minute case here will be enough to spur shareholders to replace 40% of the Company’s board at this AGM.”

“…the Dissident argues that the Company’s all-in G&A and SBC costs (inclusive of capitalized expenses) as a percentage of $/boe has been higher than the peer group median for each of the last three years. However, the Dissident’s calculation of such costs is rather nebulous, as the Dissident does not explain how it accounted for differences in capitalization policies and/or differences in disclosures of capitalized costs among the selected peers.”

“We believe that the Dissident has failed to show that the Dissident Nominees have relevant operational experience, nor any sort of successful track record in addressing the sorts of concerns raised by the Dissident (e.g. rightsizing cost structures, successfully de-levering a business, improving executive compensation practices, etc.).”

“We believe that Cation has failed to present shareholders with a compelling case that further board refreshment is required beyond what the Company has already planned, nor that the Dissident Nominees would necessarily represent a marked improvement over any of the Management Nominees, individually or collectively.”

Based on its analysis, Glass Lewis recommends that shareholders vote FOR all resolutions -- including the Restricted Share Bonus and Stock Option Plans, Stock Option Grant and Say on Pay on management’s WHITE proxy.

“We are very pleased that Glass Lewis has rejected the false and misleading claims made by Cation and is recommending shareholders vote on the WHITE management proxy. Glass Lewis’ independent report makes it clear that Cation’s nominees don’t have the plan or incremental skill set that would add any value to our board,” said Peter Bannister, Chairman of the Crescent Point Board of Directors. “In contrast, our refreshed board of experienced and qualified nominees have supported the implementation of key changes that are already underway. We are firmly committed to overseeing and supporting management in the successful execution of its strategy to create long-term value for shareholders.”

Shareholders are reminded to vote their WHITE proxy before May 2, 2018 at 10:00 a.m. (MDT) and are encouraged to read Crescent Point’s entire investor presentation for a complete understanding of the Company's strategy and board's effective stewardship. More information on the Company’s candidates and voting details can be found here: http://vote.crescentpointenergy.com.

The Company recommends that shareholders vote FOR all of its nominees by voting the WHITE Proxy or Voting Instruction Form. If shareholders have already voted the WHITE proxy, there is no need to vote again. Do not vote the Blue Proxy or Voting Instruction Form sent by Cation.

If shareholders have questions or need help voting, they can contact Kingsdale Advisors at 1-888-518-6559 or contactus@kingsdaleadvisors.com. There is a team standing by to help.

CRESCENT POINT ENERGY CORP.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations

Telephone:	(403) 693-0020	Toll-free (US & Canada): 888-693-0020
Fax:	(403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1